*KH 3/7





13030375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresap, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 Radnor Chestor Road, Suite 230
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark W. Cresap, III 610-341-1320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1c	Holland	PA	18966
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/12/13

OATH OR AFFIRMATION

I, Mark W. Cresap, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresap, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Richard L. Hess, Notary Public
Radnor Twp., Delaware County
My Commission Expires July 6, 2014
Member, Pennsylvania Association of Notaries

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2012 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2012 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

Page

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

Report on the Financial Statements
I have audited the accompanying statement of financial condition of Cresap, Inc. (a Pennsylvania corporation) as of December 31, 2012 and the related statements of operations, stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation if the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position Cresap, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.



February 25, 2013

CRESAP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$324,979
Deposit and other funds held in accounts with clearing organization	24,858
Receivables from clearing organization	237,721
Receivables from affiliated registered representatives	7,127
Prepaid expenses	70,207
Furniture and equipment, less accumulated depreciation of $137,089	52,125
	$717,017

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 19,917
Accrued wages	83,223
Commissions payable	171,669
Payroll taxes payable	70,092
Total liabilities	344,901
Commitments	
Stockholder's Equity	
Common stock ; 100 shares authorized; 100 shares issued and outstanding	10
Additional paid in capital	143,120
Accumulated earnings	228,986
Total stockholder's equity	372,116
	$717,017

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE	
Commission income	$ 4,028,124
Interest income	265,241
Total revenue	4,293,365
EXPENSES	
Employee compensation and benefits	662,412
Commissions and floor brokerage	3,037,895
Communications	133,492
Regulatory fees	67,438
Rent	77,479
Other operating expense	116,659
Total expenses	4,095,375
Net income	$ 197,990

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
Balances, January 1, 2012	$ 10	$ 143,120	$ 145,996	$ 289,126
Distributions to shareholder	-	-	(115,000)	(115,000)
Net income, year ended December 31, 2012	-	-	197,990	197,990
Balances, December 31, 2012	$ 10	$ 143,120	$ 228,986	$ 372,116

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 197,990
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	9,467
(Increase) decrease in	
Deposit and other funds held in accounts with clearing organization	276
Receivables from clearing organization	(34,066)
Receivable due from affiliated representatives	(3,419)
Prepaid expense	2,620
Increase (decrease) in	
Accounts payable and accrued expenses	(8,086)
Accrued wages	27,084
Accrued commissions	32,638
Payroll taxes payable	62,662
Cash provided by operating activities	287,166
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(24,676)
Cash used by investing activities	(24,676)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholder	(115,000)
Cash used by financing activities	(115,000)
Increase in cash	147,490
Cash at beginning of year	177,489
Cash at end of year	$ 324,979

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of conducting business as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority) on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Cash

For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. In 2012 depreciation expense was $9,467.

Securities Transactions

All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2012 the Company had net capital of $189,273 which was $139,273 in excess of the minimum net capital requirement. The Company's net capital ratio was 1.82 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2012.

The Company's corporation income tax returns for the years ended December 31, 2009, 2010, 2011 and 2012 are subject to examination by the Internal Revenue Service.

(4) COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 230, Radnor, PA. The term of the lease is from June 1, 2010 through April 30, 2014. In addition, the Company is obligated to pay for a proportional amount of the building's costs.

Future minimum lease payments at December 31, 2012 are as follows:

2013	68,929
2014	23,167
	$ 92,096

Rent expense for 2012 was $77,479.

(5) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit sharing plan expense for the year ended December 31, 2012. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees pre-tax health insurance benefits.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $250,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds on deposit. In addition, the Company's bank often places funds in temporary investments which are not insured by the FDIC. The Company had no funds in temporary investment accounts at December 31, 2012. Funds held in the Company's bank account of $80,690 were in excess of FDIC coverage at December 31, 2012.

(8) SUBSEQUENT EVENTS

Events subsequent to December 31, 2012 of the Company have been evaluated through February 25, 2013, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2012.

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL

Total stockholder's equity qualified for net capital		$ 372,116
Deductions and/or charges:		
Non-allowable assets:		
Receivables of 12b1 commissions	$ 34,283	
Receivables from affiliated registered representatives	7,127	
Prepaid expenses	70,207	
Furniture and equipment less accumulated depreciation	52,125	
Postage reimbursement	3,600	
Excess fidelity bond deductible	15,000	
Total nonallowable assets		(182,342)
Net capital before haircuts		189,774
Haircut on securities		(501)
Net Capital		$ 189,273

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 19,917
Accrued wages	83,223
Accrued commissions	171,669
Payroll taxes payable	70,092
Total aggregate indebtedness	$ 344,901

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$ 139,273
Excess net capital at 1000%	$ 129,273
Ratio: aggregate indebtedness to net capital	1.82 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17a-5 as of December 31, 2012)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 163,897
Adjustments:	
Increase in accounts payable	40,423
Decrease in receivables and prepaid expenses	(11,423)
Increase in nonallowable assets	(6,125)
Increase in cash	4,055
Decrease in furniture and equipment less depreciation	(1,053)
Haircut on securities	(501)
Net capital reported herein	$ 189,273

Schedule II

CRESAP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing LLC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI

CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

In planning and performing my audit of the financial statements of Cresap, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 CONTINUED

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2013

JAMES G. PIROLLI

CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mark W. Cresap, III
Cresap, Inc.
Radnor, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Cresap, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cresap, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cresap, Inc.'s management is responsible for Cresap Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries recorded in the company's general ledger noting no differences;

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (CONTINUED)

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2013

CRESAP, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2012

Total Revenue	$ 4,293,412
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(910,763)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(281,553)
SIPC Net Operating Revenues	3,101,096
General Assessment @ .0025	7,753
Payments made with 2012 Form SIPC-6	(3,984)
Balance paid with SIPC-7	$ 3,769

See accompanying independent accountant's report.